Lithium Exploration Group, Inc.
3200 N. Hayden Road, Suite 235
Scottsdale, AZ 85251
Telephone: (480) 641-4790

September 11, 2014

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	John Reynolds
Assistant Director

Dear Sirs:
	Re:	Lithium Exploration Group, Inc. (the “Company”)
Preliminary Proxy Statement on Schedule 14A
File No. 000-54881
Filed August 26, 2014

We write in response to your letter of September 9, 2014 regarding the above referenced Preliminary Proxy Statement. For your ease of reference, we have restated you comment below.

General

1.

We note that there appears to be significant unaffiliated ownership of your common stock and your common shares are traded on the OTCQB, but you do not appear to have historically held annual meetings of shareholders despite the provisions of your governing documents. Please advise us whether you are replying on a provision of state law for not holding annual meetings and, if so, which provision. To the extent you have failed to comply with state law or your governing documents, please include adequate disclosure about any material consequences and the steps you intend to take, if any to remedy such non-compliance.

Response: Article I (.01) of the Company`s bylaws provide that annual meetings of the shareholders of the Company shall be held during the first week of June of each and every year commencing in 2006. `The Company`s articles of incorporation and bylaws are silent with respect to the consequences of not holding an annual meeting or election of the Directors, except for Article II (.05) of the bylaws which states that “the Board of Directors shall fill any office which becomes vacant with a successor who shall hold office for the unexpired term and until his/her successor shall have been duly elected and qualified.” The Company’s articles and bylaws are further subject to Chapter 78 (Private Corporations) of the Nevada Revised Statutes (NRS 78).

NRS 78.330 (Directors: Elections; terms; classification; voting power) states, among other things, that “ [U]nless otherwise provided in the articles of incorporation or bylaws, each director holds office after the expiration of his or her term until a successor is elected and qualified, or until the director resigns or is removed.” .NRS 78.340 (Failure to hold election of directors on regular day does not dissolve corporation) further states that ”[If] the directors shall not be elected on the day designated for the purpose, the corporation shall not for that reason be dissolved; but every director shall continue to hold office and discharge the duties of a director until a successor has been elected. Finally, NRS 78.345 (Election of directors by order of court upon failure of regular election) states that “[If] any corporation fails to elect directors within 18 months after the last election of directors required by NRS 78.330, the district court has jurisdiction in equity, upon application of any one or more stockholders holding stock entitling them to exercise at least 15 percent of the voting power, to order the election of directors in the manner required by NRS 78.330.

In light of the applicable provisions of the Company’s bylaws and of NRS 78, and absent an order by the Nevada district court obtained pursuant to NRS 78.345, we believe that there is no material consequence resulting from the Company’s failure to hold a meeting. And while the Company intends to hold an annual meeting in the future, it does not presently have adequate resources or administrative support to host a comprehensive meeting. The capital alteration to be proposed to the shareholders in the forthcoming special meeting is in part intended to lay the groundwork for additional financing and the engagement of independent directors to be confirmed at a meeting.

The Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Yours truly,

LITHIUM EXPLORATION GROUP, INC.

Per:	/s/Alexander Walsh
Alexander Walsh
President